

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 9, 2012

<u>Via Email</u>
Dr. Jeffrey Litwin, M.D.
President and Chief Executive Officer
eResearchTechnology, Inc.
1818 Market Street
Philadelphia, PA 19103

  Re: **eResearchTechnology, Inc.**
    Form 10-K for Fiscal Year Ended December 31, 2010
    Filed March 3, 2011
    File No. 000-29100

Dear Dr. Litwin:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      /s/ Pamela Howell
      for

      John Reynolds
      Assistant Director